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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Date of Filing: March 30, 2001

                                    333-60855
                            (Commission File Number)

                               AMM HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                     Delaware                       52-2088661
          (State or Other Jurisdiction            (I.R.S. Employer
                of Incorporation)                 Identification No.)

2100 S.W. 71st Terrace
            Davie, FL                                            33317
(Address of Principal Executive Offices)                       (Zip Code)

                                 (954) 577-2660
              (Registrant's Telephone Number, Including Area Code)
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-60855                           CUSIP NUMBER:

(Check One):

|X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: December 31, 2000

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I--Registrant Information

Full Name of Registrant: AMM Holdings, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 2100 S.W. 71st Terrace, Davie, FL  33317.

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

      AMM Holdings, Inc., a wholly-owned subsidiary of AMM Holdings LLC, is a holding company that does not have any material operations or assets other than ownership of all the capital stock of Anchor Holdings, Inc. ("Holdings"), which does not have any material operations or assets other than ownership of all the capital stock of Moll Industries, Inc., an operating company (the "Company"). In the fourth quarter of the year 2000, the Company completed a number of transactions, including a follow-up tender offer for its outstanding 11-3/4% Senior Notes due 2004 in November of 2000, the completion of the relocation of its principal place of business to the State of Florida and the negotiation of the sale of its cosmetics packaging division, including all of the shares of one of the Company's foreign subsidiaries, in November 2000. These events have created a significant burden on the Company's resources including certain unanticipated difficulties in obtaining information which can not be obtained without unreasonable effort or expense. Additionally, these transactions have resulted in the requirement for

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the Company to amend its Credit Agreement. The amendment has not been completed, but is expected to be completed in the near future. The audit of the financial statements has not been completed pending the amendment of the Credit Agreement.

Part IV--Other Information

      (1) Name and telephone number of person to contact in regard to this notification

      Belinda G. King, Esq.
      Choate, Hall & Stewart
      (617) 248-4076

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          |X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The fourth quarter 2000 financial statements will reflect a gain on the sale of the cosmetics division of approximately $33 million, a gain on the refinancing of debt of approximately $5 million and a loss on the restructuring of the brush division of approximately $22 million. The loss on the restructuring of the brush division is primarily the result of the write-off of goodwill associated with the acquisition of the division and the write-off of assets which have become unnecessary due to the loss of customer contracts.
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AMM HOLDINGS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                         AMM HOLDINGS, INC.

                                              By: By: /s/ James T. Sprouse
                                                      -------------------------
                                                      James T. Sprouse
                                                      Corporate Controller